

Mail Stop 3233

May 31, 2017

Via E-mail
Mr. David R. O'Reilly
Chief Financial Officer
The Howard Hughes Corporation
13355 Noel Road
22nd Floor
Dallas, TX 75240

> **Re:** **The Howard Hughes Corporation**
> **Form 10-K**
> **Response Dated May 19, 2017**
> **File No. 001-34856**

Dear Mr. O'Reilly:

We have reviewed your May 19, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2017 letter.

MPC Net Contribution, page 38

1.   We note your calculation of this measure includes development costs as incurred and excludes cost of sales - land under GAAP. Please explain how this does not represent a tailored accounting principle and how you considered Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Mr. David R. O'Reilly
The Howard Hughes Corporation
May 31, 2017
Page 2

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities